UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act Of 1934

FOR THE MONTH OF APRIL 2010

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This 6-K Report (excluding Exhibit 99.1 hereto) is hereby incorporated by reference into (1) the registration statement of Xinyuan Real Estate Co., Ltd. (the “Company”) on Form F-3 (Registration Number 333-160518) and into the prospectus related thereto, (2) the registration statement of the Company on Form S-8 (Registration Number 333-152637), and (3) any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this 6-K Report (excluding Exhibit 99.1 hereto) shall be deemed a part of each such document from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Page
Description of Transaction	1
Signature	4
Exhibit Index	5

Exhibit 99.1 Press Release, dated April 15, 2010, of Xinyuan Real Estate Co., Ltd.

Exhibit 99.2 Securities Purchase Agreement, dated as of April 15, 2010, among Xinyuan Real Estate Co., Ltd., Xinyuan Real Estate, Ltd. and Forum Asian Realty Income II, L.P.

Exhibit 99.3 Note, dated as of April 15, 2010, issued by Xinyuan Real Estate Co., Ltd. in favor for Forum Asian Realty Income II, L.P. in the aggregate principal amount of US$40,000,000.

Exhibit 99.4 Warrant, dated as of April 15, 2010, to purchase up to 1,516,882 common shares of Xinyuan Real Estate Co., Ltd., issued to Forum Asian Realty Income II, L.P.

Exhibit 99.5 Registration Rights Agreement, dated as of April 15, 2010, between Xinyuan Real Estate Co., Ltd. and Forum Asian Realty Income II, L.P.

Exhibit 99.6 Collateral Agency Agreement, dated as of April 15, 2010, among The Bank of New York Trust Company (Cayman) Limited, The Bank of New York Mellon, Forum Asian Realty Income II, L.P. and Xinyuan Real Estate Co., Ltd.

Exhibit 99.7 Equity Mortgage in Respect of Shares of Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited (collectively, the “Hong Kong Companies”), dated April 15, 2010, among Xinyuan Real Estate, Ltd., the Hong Kong Companies and The Bank of New York Mellon, as Collateral Agent.

Exhibit 99.8 First Equitable Mortgage in Respect of Shares of Xinyuan Real Estate, Ltd., dated April 15, 2010, among Xinyuan Real Estate, Co., Ltd., Xinyuan Real Estate, Ltd. and The Bank of New York Trust Company (Cayman) Limited, as Collateral Agent.

Exhibit 99.9 Debenture, dated April 15, 2010, among Xinyuan Real Estate, Co., Ltd., Xinyuan Real Estate, Ltd. and The Bank of New York Trust Company (Cayman) Limited, as Collateral Agent.

Exhibit 99.10 Debenture, dated April 15, 2010, among Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and The Bank of New York Mellon, as Collateral Agent.

Exhibit 99.11 Pledge and Security Agreement, dated as of April 15, 2010, by and between Xinyuan Real Estate, Ltd. and The Bank of New York Mellon, as Collateral Agent.

Exhibit 99.12 Equity Pledge Agreement, dated as of April 15, 2010, by and among Forum Asian Realty Income II, L.P., Xinyuan Real Estate, Ltd. and Xinyuan (China) Real Estate Co., Ltd.

Descriptions of Transaction

On April 15, 2010, the Company entered into a Securities Purchase Agreement (the “Agreement”) with Xinyuan Real Estate, Ltd. (“Xinyuan Real Estate”) and Forum Asian Realty Income II, L.P. (the “Buyer”), pursuant to which the Company agreed to sell to the Buyer (i) a guaranteed senior secured note in the aggregate principal amount of US$40,000,000 due April 15, 2013 (the “Note”) and (ii) warrants to purchase up to 1,516,882 common shares, par value $0.0001 per share, of the Company (the “Warrants” and the common shares issuable upon exercise of the Warrants, the “Warrant Shares”). The Agreement, the Note and the Warrants are attached hereto as Exhibits 99.2 – 99.4.

The Note bears interest at 15.6% per annum payable semi-annually. The Note has a three year term maturing on April 15, 2013. It is subject to events of defaults customary for senior secured notes. It is guaranteed by the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited. The Note is secured by a first priority security interest in the assets of the Company and its subsidiaries located outside of the People’s Republic of China (the “PRC”) and, subject to approval and registration with the relevant governmental authorities, a pledge of the shares of Xinyuan (China) Real Estate Co., Ltd., a wholly foreign-owned limited liability company organized under the laws of the PRC (“Xinyuan (China)”), and a negative pledge of certain of Xinyuan (China)’s assets. The security agreements are attached hereto as Exhibits 99.6 – 99.12.

The Agreement requires that the Company maintain certain financials ratios, as follows:

•	an average daily cash balance of at least US$30.0 million during the last 30 days of each quarter;

•	a ratio of consolidated subsidiary debt to consolidated total tangible assets of no more than 0.35 to 1.00; and

•	a working capital ratio of no less than 1.20 to 1.00 at all times.

The Agreement also contains other covenants that, among other matters, restrict the Company’s ability and the ability of the Company’s subsidiaries to incur additional debt, including guarantees, to make certain payments or investments or to make capital expenditures in excess of a maximum amount over a 12-month period. In addition, under the Agreement, the Company and its subsidiaries may only make certain restricted dividend payments or incur certain types or amounts of additional debt if the Company has satisfied certain requirements, including having a consolidated interest expense coverage ratio greater than 2.5 to 1.00 at the time of, and after giving effect to, the restricted payment or debt incurrence.

Under the terms of the Agreement, the Company is permitted to incur up to an additional US$60 million of third-party indebtedness at the Company level (“Corporate Debt”) without any consent of the Buyer. In the event the Company engages in any financing transaction that results in the amount of Corporate Debt (including the principal amount of the Note) exceeding US$100 million, the Buyer has the right to require the Company to repurchase the Note at the repurchase price of 100% of the principal amount of the Note then outstanding upon closing of the financing transaction. After the closing of any such financing transaction, as long as the aggregate Corporate Debt amount (including the principal amount of the Note) exceeds US$100 million, the Buyer has the right, on 60 days advance notice, to exercise the repurchase right at the next semi-annual interest payment date.

The Warrants grant the Buyer the right to acquire 1,516,882 common shares at an exercise price of $0.01 per share, subject to anti-dilution adjustments only in the event of a stock-split or similar reclassification of the Company’s capital stock. The Warrants may be exercised to purchase common shares (deliverable in the form of American depositary shares, each representing two common shares), at any time or times during their three year term which expires on April 15, 2013.

In connection with issuance and sale of the Notes and Warrants, the Company and the Buyer entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the terms and conditions of the Registration Rights Agreement, the Company has agreed to file with the U.S. Securities and Exchange Commission a registration statement on Form F-3 covering the resale of the Warrant Shares. The Registration Rights Agreement is attached hereto as Exhibit 99.5.

The Company’s existing US$75 million guaranteed senior floating rate notes (the “floating rate notes”) matured on April 15, 2010 and, simultaneously with the Note transaction, the Company paid in full the outstanding principal amount of, and accrued and unpaid interest on, the floating rate notes. The outstanding warrants to purchase common shares originally issued with the floating rate notes expired upon the maturity of the notes.

The Buyer was a holder of US$30 million principal amount of the floating rate notes. The US$40 million purchase price for the Note and Warrants was paid by the Buyer by (a) offsetting the purchase price by the amount owed to it by the Company for the repayment of US$30 million principal amount of its floating rate note and (b) payment of US$10 million in cash.

Simultaneously with the Note transaction, the Company repaid its outstanding 2% guaranteed convertible subordinated note due 2012 (the “convertible note”). The holder of the convertible note had a put right exercisable on June 15, 2010 pursuant to which it could require the Company to repurchase the convertible note at 120% of the principal amount. Pursuant to mutual agreement between the Company and the holder, the Company repaid the convertible note early on April 15, 2010 at the repurchase price of US$30,150,000 (including accrued and unpaid interest). A portion of the cash proceeds from the Note issuance to the Buyer was used as partial payment of the repurchase price of the convertible note.

As a result of the payment in full of the floating rate notes and convertible note, the indentures and security documents related to such notes were terminated.

The foregoing description does not purport to be a complete description of the terms of the documents, and this description is qualified in its entirety by the terms of the definitive documents or forms thereof which are attached as exhibits to this Current Report on Form 6-K and which are incorporated by reference.

The issuance of the Notes and the Warrants was done in reliance on the exemption from registration under Regulation S promulgated under the U.S. Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.

By:	/S/ THOMAS GURNEE
Name:	Thomas Gurnee
Title:	Chief Financial Officer

Date: April 15, 2010

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated April 15, 2010, of Xinyuan Real Estate Co., Ltd.

99.2	Securities Purchase Agreement, dated as of April 15, 2010, among Xinyuan Real Estate Co., Ltd., Xinyuan Real Estate, Ltd. and Forum Asian Realty Income II, L.P.

99.3	Note, dated as of April 15, 2010, issued by Xinyuan Real Estate Co., Ltd. in favor for Forum Asian Realty Income II, L.P. in the aggregate principal amount of US$40,000,000.

99.4	Warrant, dated as of April 15, 2010, to purchase up to 1,516,882 common shares of Xinyuan Real Estate Co., Ltd., issued to Forum Asian Realty Income II, L.P.

99.5	Registration Rights Agreement, dated as of April 15, 2010, between Xinyuan Real Estate Co., Ltd. and Forum Asian Realty Income II, L.P.

99.6	Collateral Agency Agreement, dated as of April 15, 2010, among The Bank of New York Trust Company (Cayman) Limited, The Bank of New York Mellon, Forum Asian Realty Income II, L.P. and Xinyuan Real Estate Co., Ltd.

99.7	Equity Mortgage in Respect of Shares of Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited (collectively, the “Hong Kong Companies”), dated April 15, 2010, among Xinyuan Real Estate, Ltd., the Hong Kong Companies and The Bank of New York Mellon, as Collateral Agent.

99.8	First Equitable Mortgage in Respect of Shares of Xinyuan Real Estate, Ltd., dated April 15, 2010, among Xinyuan Real Estate, Co., Ltd., Xinyuan Real Estate, Ltd. and The Bank of New York Trust Company (Cayman) Limited, as Collateral Agent.

99.9	Debenture, dated April 15, 2010, among Xinyuan Real Estate, Co., Ltd., Xinyuan Real Estate, Ltd. and The Bank of New York Trust Company (Cayman) Limited, as Collateral Agent.

99.10	Debenture, dated April 15, 2010, among Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and The Bank of New York Mellon, as Collateral Agent.

99.11	Pledge and Security Agreement, dated as of April 15, 2010, by and between Xinyuan Real Estate, Ltd. and The Bank of New York Mellon, as Collateral Agent.

99.12	Equity Pledge Agreement, dated as of April 15, 2010, by and among Forum Asian Realty Income II, L.P., Xinyuan Real Estate, Ltd. and Xinyuan (China) Real Estate Co., Ltd.